SAUL CENTERS, INC.

7501 Wisconsin Avenue, Suite 1500

Bethesda, MD 20814

June 16, 2008

By Facsimile Transmission

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Byron Cooper

Re:	Saul Centers, Inc.
Form S-3
Registration No. 333-151515

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Saul Centers, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced registration statement, such registration state being originally filed with the Securities and Exchange Commission on June 6, 2008. We request that the registration statement be granted effectiveness by 9:00 a.m. on June 16, 2008, or as soon as practicable thereafter.

Furthermore, in response to the request of the Commission, we acknowledge the following:

•	Should the Commission or the staff, pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SAUL CENTERS, INC.

By:	/s/ Scott V. Schneider
Scott V. Schneider
Senior Vice President, Chief
Financial Officer, Treasurer and
Secretary